Exhibit 13.1

Nixplay Campaign Page on SeedInvest

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Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Offering Circular
Data Room
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Nixplay

Leading provider of cloud connected smart photo frame solutions for private family content

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$1,060,190	$7.1615	$62,000,000
Amount Reserved	Share Price	Pre-Money valuation

RESERVE YOUR SPOT IN NIXPLAY

By making a reservation, you are requesting a spot to invest in Nixplay's upcoming offering. A reservation is non-binding and you may change the amount at any time.

Website: https://www.nixplay.com/

Share:

Nixplay is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A copy of the Preliminary Offering Circular that forms a part of the Offering Statement may be obtained both here and below.

Company Highlights

- Generated $315M in lifetime revenue and achieved profitability in 2015 with less than $2.7M of outside capital raised (notable investors include Howzat Partners, Archie Norman)
- Reached $57.8M in revenue in 2021
- Since launching in 2014, achieved 2.8M user accounts (as of July 2022) and sold 2.6M frames as of 2021 (over 1.5B photos and videos displayed each day)
- Surpassed 28,000 paying subscribers in April 2022 to achieve $1.6M ARR
- In addition to direct sales, global distribution channels include Amazon, Best Buy (826 stores, up 321% from 196 stores in 2021), Walmart, Target, and Kohl's

Fundraise Highlights

- Total Round Size: US $15,000,000
- Raise Description: Series A
- Minimum Investment: US $1,003 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $62,000,000
- Target Minimum Raise Amount: US $2,500,000

At Nixplay, we want to maximize the value of customers' most precious content. By providing a private social network (inclusive of a mobile app and smart digital frames), consumers can share content with the people they care about in the places they care about.

Gallery

The W10P Touch Frame.

As user-driven content necessitated the development of new devices, Nixplay emerged as a solution to a growing content creation and sharing problem.

Digital devices provided fast and easy ways to share, but moments are not meant to be just handheld. They're meant to be a centerpiece surrounded by nostalgia and love.

As a thoughtfully technology-driven company, Nixplay is on a pursuit of creating and maintaining connection.

Media Mentions

The Team

Founders and Officers

Mark Palfreeman

CHIEF EXECUTIVE OFFICER & DIRECTOR

Mark is the founder and CEO of Nixplay. He has taken the company from a bedroom start-up to a business that has generated over $315m in cumulative sales and achieved profitability, with just $2.7m of raised capital.

Since graduating business school, Mark has focused on simplifying technology solutions to serve the whole family in a private, secure, enjoyable way. He has gained extensive experience at the operational and leadership level in industrial design, technology, ecommerce and digital marketing. Mark holds seven patents in design and technology.

Mark is very proud of the team he has helped forge and lead; a team which has led many industry partnerships, such as with Amazon and Google. At Google I/O 2018, Google and Nixplay announced and demonstrated Google's new Photo A.I. API, fully integrated into Nixplay's Mobile App. Nixplay and Amazon also collaborated to develop Alexa to work with Smart Photo Frames.

Mark is a family man and enjoys old-school sci-fi literature, tennis and is a member of the Young Presidents' Organization.

Joel Durbridge

CHIEF OPERATING OFFICER

Joel started his career serving 10 years as an Officer in the British Royal Marine Commandos and Special Forces. During this time he crafted his leadership in some of the most hostile environments in the world, including multiple tours of Afghanistan and support to various counter terrorism activity. His operations skill set comes from the world of finance. He worked as a Head of Strategy in Financial Market Operations at Standard Chartered Bank, driving operational excellence in business process and in Corporate Innovation, creating a spin off fintech start-up from within HSBC. Joel has provided strategic leadership to Nixplay since January 2021.

Benoit Le Berre

CHIEF FINANCIAL OFFICER

Benoit has spent the last 12 years with various companies. First, as a Financial Auditor at Mazars where he led audit assignments for large, listed corporations including large consumer brands. From this experience Benoit naturally evolved as a head of finance for growing businesses. His main focus has been to structure financial reporting and secure funding. Just prior to joining Nixplay, he worked for a manufacturing group with operations in Asia. In 2015, he joined Nixplay as a Group Financial Controller and was promoted CFO in 2017.

Micheal Barlow

CTO

Micheal is a technologist with over 25 years in creating software solutions & SaaS platforms for global organizations, start-ups and scale-ups, including HSBIB - the investment banking division of HSBC, Pfizer, and the European Bank for Reconstruction and Development. He is passionate about technology and product, and thrives in challenging environments, building great teams, and creating products with purpose. Micheal provides strategic leadership, technology oversight, and is responsible for executing the product vision for Nixplay.

Peter O' Kelly

HEAD OF SERVICES / MD PH

Peter started his career in television broadcasting, working at the History Channel in promotions and editorial, and then went on to support various London-based advertising & production companies. He is a co-founder of Nixplay and has been with the business since 2009. During this time, he has worn several hats as one would expect in a start-up; he has an intricate knowledge of how the business works.

Currently, he is leading general operations in our Philippines office, as well as directly managing our customer service, digital signage, and service subscription teams. The core of his career path and skillset is providing above-and-beyond experiences, with the customer always coming first.

Term Sheet

Fundraising Description

Round type:	Series A
Round size:	US $15,000,000
Minimum investment:	US $1,003
Target Minimum:	US $2,500,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $7.1615
Pre-Money valuation:	US $62,000,000
Option pool:	5.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares:	Investors who invest less than $100,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.

Use of Proceeds

If Minimum Amount Is Raised
Marketing & User Acqui...
App Integrations & Dev...
General & Administrative

If Maximum Amount Is Raised
Marketing & User Acqui...
App Integrations & Dev...
Community & Sharing F...
NFT Segment Entry
General & Administrative

Investor Perks

All investors will receive the following perks according to investment tier. Bonus Reservation Perks are only for investors who make reservations & convert them to investments within two weeks of the campaign accepting investments (exact date to be announced).

Tier 0: Investors who invest **$1,003 - $2,499** and convert within 2 weeks of accepting investments will receive a lifetime Nixplay Plus membership (**$1,250 retail value**)

Tier 1: Investors who invest **$2,500 - 4,999** will receive a new Nixplay Touch Classic 10" frame (**$159.99 retail value**)

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Nixplay's prior rounds by year.

$65000000
$60000000
$55000000
$50000000
$45000000
$40000000
$35000000
$30000000
Seed (Common)
Current Series A (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $2,700,000
Closed Date	Nov 18, 2015
Security Type	Common Equity
Pre-Money valuation	US $35,000,000

Our products may contain errors or defects, which could result in the rejection of our products, damage to our reputation, lost revenues, diverted development resources and increased service costs, warranty claims and litigation. Our products are complex and must meet stringent user requirements. In addition, we must develop our products to keep pace with the rapidly changing technologies. Sophisticated electronic products like ours may contain undetected errors or defects, especially when first introduced or when new models or versions are released. Our products may not be free from errors or defects after commercial shipments have begun, which could result in the rejection of our products and jeopardize our relationship with carriers. End users may also reject or find issues with our products and have a right to return them even if the products are free from errors or defects. In either case, returns or quality issues could result in damage to our reputation, lost revenues, diverted development resources, increased customer service and support costs, and warranty claims and litigation which could harm our business, results of operations and financial condition.

The loss or significant reduction in business of any of our key customers could materially and adversely affect our revenues and earnings. All purchases of our products by customers are made through purchase orders and we do not have long-term contracts with any of our customers. It is possible that these customers could discontinue purchases of our products. While we believe we could potentially recoup all or a majority of these sales through direct sales to customers on these retailer's marketplaces in such an event, there is no guarantee we would be able to match the level of sales made to these retailers' purchases of our products. The loss of the above customers, or any of our other customers to which we sell a significant amount of our products or any significant portion of orders from the above customers, or such other customers or any material adverse change in the financial condition of such customers could negatively affect our revenues and decrease our earnings. We cannot rely on long-term purchase orders or commitments to protect us from the negative financial effects of a decline in demand for our products. The limited certainty of product orders can make it difficult for us to forecast our sales and allocate our resources in a manner consistent with our actual sales. Moreover, our expense levels are based in part on our expectations of future sales and, if our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls.

Certain disruptions in supply of and changes in the competitive environment for raw materials integral to our products may adversely affect our profitability. We use a broad range of materials and supplies, including displays, Wifi modules, and other electronic components in our products. A significant disruption in the supply of these materials could decrease production and shipping levels, materially increase our operating costs and materially adversely affect our profit margins. Shortages of materials or interruptions in transportation systems, labor strikes, work stoppages, war, acts of terrorism or other interruptions to or difficulties in the employment of labor or transportation in the markets in which we purchase materials, components and supplies for the production of our products, in each case may adversely affect our ability to maintain production of our products and sustain profitability. If we were to experience a significant or prolonged shortage of critical components from any of our suppliers and could not procure the components from other sources, we would be unable to meet our production schedules for some of our key products and to ship such products to our customers in a timely fashion, which would adversely affect our sales, margins and customer relations.

If we fail to comply with federal, state, and foreign laws relating to privacy and data protection, we may face potentially significant liability, negative publicity, an erosion of trust, and increased regulation, any of which could materially adversely affect our business, results of operations, and financial condition. Privacy and data protection laws, rules, and regulations are complex, and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Compliance with such laws may require changes to our data collection, use, transfer, disclosure, other processing, and certain other related business practices and may thereby increase compliance costs or have other material adverse effects on our business. As part of the registration process for our Nixplay Platform, we may collect and use personal data, such as names, dates of birth, email addresses, phone numbers, photos and videos, as well as payment card or other financial information that users of the Nixplay Platform provide to us for registration purposes. The laws of many states and countries require businesses, which maintain such personal data to implement reasonable security measures to keep such information secure and otherwise restrict the ways in which such information can be collected, processed, disclosed, transferred and used. Any failure or perceived failure by us to comply with privacy and data protection policies, notices, laws, rules, and regulations could result in proceedings or actions against us by individuals, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity, and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

If we or our third-party service providers fail to prevent data security breaches, there may be damage to our brand and reputation, material financial penalties, and legal liability, along with a decline in use of our platform, which would materially adversely affect our business, results of operations, and financial condition. Our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in any of the following: unauthorized access to our systems; unauthorized access to and misappropriation of information or data, including confidential or proprietary information about ourselves, third parties with whom we do business or our proprietary systems; viruses, worms, spyware or other malware being placed in our systems; deletion or modification of client information; or a denial-of-service or other interruptions to our business operations. Because techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate these attacks or to implement adequate preventative measures. While we have not suffered any material breach of our cybersecurity, any actual or perceived breach of our cybersecurity could damage our reputation, expose us to a risk of loss or litigation and possible liability, require us to expend significant capital and other resources to alleviate problems caused by such breaches and otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

Some investors have more rights than others. Pursuant to the terms of the Investors' Rights Agreement that investors must sign in order to purchase shares of our Series A Preferred Stock, investors who invest $100,000 or more in this offering will be provided the right to participate in future financings on more favorable terms compared to investors that invest less than $100,000.

Investors in this offering must vote their shares to approve of certain future events, including any sale. The Investors' Rights Agreement that purchasers of Series A Preferred Stock must sign will contain a "drag-along provision" related to the sale of the Company whereby investors and their transferees agree to vote any shares they own in the same manner as the majority holders of our other classes of voting stock. Specifically, and without limitation, if the board of directors and majority holders of our other classes of stock may determine to sell the Company, depending on the nature of the transaction, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests. Furthermore, if the consideration in such a sale includes securities and an investor's receipt of such securities requires registration or qualification under securities laws or the provision to the investor of any information other than such information as would generally be available in an offering under Regulation D, the Company may instead pay the investor in cash in lieu of such securities.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

**** Please refer to Offering Circular for full list of Risk Factors***

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Nixplay Video Transcript (To Video on Campaign Page)

00:00:03:07 - 00:00:33:10

Speaker 1 (Joel Durbridge Chief Operating Officer)

When it comes to investing in any business, I think you need to look at what have they achieved and what have they proved they can do. At Nixplay, we've taken on 2.7 million in capital [Visual text: $2.7M Capital Raised in 2015], and we've turned that into a business that generates over 57 million in revenue [Visual text: $57.8M Revenue in 2021], and that was in 2021. There is a lot more that you can expect from us, and I think with an injection of capital now, Nixplay will benefit from growing our network effect [Visual text: Use of Proceeds 50% User Acquisition & Marketing], providing a better service to our users, really focusing on our data play and how we use that to provide a better service [Visual text: Use of Proceeds 50% User Acquisition & Marketing; 21% App Integrations and Development] and expanding into new markets, be that geographically or be that through new services such as NFT integration. [Visual text: Use of Proceeds 50% User Acquisition & Marketing; 21% App Integrations and Development; 17% Community & Sharing Features; 12% NFT Segment Entry]

00:00:37:18 - 00:01:03:20

Speaker 1 (Mark Palfreeman CEO & Founder of Nixplay)

We're known for our frames. That's what people see. But that's only sort of the very tip of the iceberg of what we do. Nixplay is a platform that helps families share and enjoy their moments privately. [Visual text: Nixplay is a private solution for your family.] It's now a platform that's built out to 2.8 million customers [Visual text: 2.8M User Accounts as of July 30, 2022 +34% YoY]. In 2021, we managed to achieve 1.6 million in recurring revenue [Visual text: $1.6M ARR in 2021 +176% YoY], tens of thousands of subscribers [Visual text: 25.4K Nixplay Plus members +224% YoY as of December 31, 2021], 1.5 billion photos and videos displayed every single day [Visual text: 1.5 Billion Photos & Videos Displayed Daily].

00:01:04:09 - 00:01:07:11

Speaker 1 (Mark Palfreeman)

And we're still only operating primarily in the U.S. [Visual: Pie chart title Key Markets showing 82% wedge]

00:01:08:06 - 00:01:20:20

Speaker 1 (Joel Durbridge)

What excites me about Nixplay is that we get the opportunity to make people happy. And ultimately, as someone who is helping lead a company, that's brilliant and it gets me up in the morning. It's a complete joy to be able to provide that to our users.

00:01:21:12 - 00:01:48:07

Speaker 1 (Mark Palfreeman)

We've reached a really exciting point in our journey. We've traditionally been selling primarily online, through channels such as Amazon [Visual text: Amazon logo, 4.8 stars out of 5; 30,000 Global Ratings; Bar chart: 5 star 85%; 4 star 10%; 3 star 2%; 2 star 1%; 1 star 2%], Direct to Consumer through our own website. But we're now seeing explosive growth in retail channels. [Visual text: Best Buy logo, 826 Best Buy Stores; Walmart logo, 100s Walmart Stores; Kohl’s logo Released Nov 2021; Target logo Released Dec 2021]]. Core to what we do is gifting. That is the reason why most people [Visual text: The Best Gift; Perfect for families near and far; Testimonial 4 ½ stars “I bought one of these for my MIL as a gift and ended up buying two more.” – Jim Downing ; Testimonial 5 stars “A joy for families and a must for grandparents.” – Alice W.] buy Nixplay frame in the first place. And what we’re taking into the future is building out more of the data profiling [Visual of Building User Profiles], allowing us to find more gifting moments for family members to share gifts [Visual text: Smart Automated sharing experiences].

2

00:01:48:07 – 00:01:50:06

Speaker 1 (Mark Palfreeman)

And so we’re building more services around that. [Visual text; Ai-curated printer goods; Innovative gift categories]

00:01:50:14 – 00:02:18:09

Speaker 1 (Joel Durbridge)

If we’re driving more engagement [Visual text: Fujifilm logo Trusted Partner], then we’re really building up the data sets that allow us to provide better services to our customers. We see that through enhancing our network effects. So growing our user base at this point in time, we onboard 2.2 users per frame we sell [Visual text: 2.2 users per frame] and we’re focusing on growing that number. And what you eventually see is that kind of flywheel effect where the actions taken by our users gives us more information to provide better services that we can provide back to our users. [Visual: Sharing & Engagement; Content, Data & AI; Gifting Services]

00:02:18:20 – 00:02:45:03

Speaker 1 (Joel Durbridge)

So Nixplay is also looking to the future in terms of what’s next around content and digital gifting. One area that we’re paying very, very close attention to is NFTs. There’s not really a meaningful way for users to share and engage and create community around their NFTs. But in the future I see an opportunity where Nixplay can help you build up more equity in that content and allow you to interact and share with that in a more meaningful way.

00:02:45:03 – 00:03:11:13

Speaker 1 (Mark Palfreeman)

This is absolutely a great time for investors to join the Nixplay journey. We have amazing proof points that are now coming out 57 million in annual sales [Visual text: $57.8M Revenue in 2021, 1.6 million in annual recurring revenue [Visual text: $1.6M ARR in 2021 +176% YoY], proving fantastic market fit with our subscription based services [Visual text: 25.4K Nixplay Plus members +224% YoY as of December 31, 2021]. 1.5 billion photos and videos displayed every single day. [Visual text: 1.5 Billion Photos and Videos Displayed Per Day as of July 30, 2022].You have a million users each month [Visual text: 2.8M User Accounts +34% YoY using our system from mobile app to frame to web app as of July 30, 2022].

00:03:11:20 - 00:03:22:10

Speaker 1 (Mark Palfreeman)

We're extremely excited about what's going to come next and we're going to be able to do a lot more in a lot more markets, a lot faster.

3

Email 1 to Nixplay Plus members	Email 2 to Active Users

4

Email 3 to Rest of the users	Email 4 for website outage

5

Email 5 to all users	Email 6 to all users

6